Exhibit (a)(5)(xxxvii)

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

2nd March 2007

PROPOSAL OF SHAREHOLDERS

ITEM 1 ON THE AGENDA

(To resolve on the election of the Vice-Chairman and Secretary of the General Meeting of Shareholders following the termination of the office of the former holders of these positions)

Whereas:

A)                    On 30th June 2006, the Decree-Law no. 76-A/2006 of 29th March, has entered into effect, amending, among others, the Portuguese Companies Code. It established new incompatibilities and independence regimes applicable to the members of corporate boards under Articles 414 and 414-A, which apply to the members of listed companies’ General Meeting ex vi number 1 of Article 374-A of such Code.

B)                      According to the new legal framework, the supervening incompatibility concerning Mr. Jorge Luís Seromenho Gomes de Abreu foreseen in Article 414-A of the Portuguese Companies Code caused his office as Vice-chairman of the General Meeting to lapse.

C)                      Also, the supervening incompatibility concerning Mr. Luís Manuel da Costa de Sousa Macedo foreseen in Article 414-A of the Portuguese Companies Code caused his office as Secretary of the General Meeting to lapse.

We propose that it be resolved:

1.               Under the terms and for the purposes of number 1 of Article 374 of the Portuguese Companies Code, to elect Mr. Daniel Proença de Carvalho as Vice-chairman of the General Meeting to substitute the departing Vice-chairman Mr. Jorge Luís Seromenho Gomes de Abreu, and elect Mr. Francisco Manuel Leal Barona as Secretary of the General Meeting to substitute the departing Secretary Mr. Luís Manuel da Costa de Sousa Macedo.

2.               To cast a vote of appreciation for the departing Vice-chairman of the General Meeting Mr. Jorge Luís Seromenho Gomes de Abreu, as well as for the departing Secretary of the General Meeting Mr. Luís Manuel da Costa de Sousa Macedo for the contribution to the Company assured during their terms of office.

Lisbon, 24th January, 2007

The Shareholders,

Caixa Geral de Depósitos

Banco Espírito Santo

This document is a translation of the Portuguese original. In case of any discrepancy with the Portuguese original, the original version controls.

In the United States, Portugal Telecom, SGPS, S.A. (the “Company”) has filed a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9, and holders of the Company’s ordinary shares and American Depositary Shares are advised to read it as it contains important information.  Copies of the Schedule 14D-9 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.